Mail Stop 4561

March 26, 2008

Mr. Paul F. Norris
Executive Vice President, Interim Chief Financial
Officer and General Counsel
Sonic Solutions
101 Rowland Way, Suite 110
Novato, CA 94945

   Re: Sonic Solutions
      Form 10-K for Fiscal Year Ended March 31, 2007
      Filed February 26, 2008
      File No. 000-23190

Dear Mr. Norris:

   We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

Financial Statements

Note 2 – Restatement of Consolidated Financial Statements and Change in Accounting Policy

Stock Options Accounting, page 94

1.   It appears that you have not included all of the information described by the sixth, eighth and ninth bullet points in the January 2007 letter from the Chief Accountant of the Division of Corporation Finance. Specifically, we were unable to locate line-by-line reconciliations for the 2003 and 2004 selected financial data or the information required by paragraph 45.c.2 of SFAS 123 for the years preceding fiscal 2005. Although you have provided disclosure regarding the nature of each option error, we were unable to find the amounts associated with each material type of error that is included in the cumulative adjustment. If you agree that these disclosures were omitted, please tell us why you believe it was appropriate to omit such disclosures. If you disagree, please direct us to these disclosures.

Change in Accounting Policy, page 103

2.   We note that your policy change resulted in retroactive adjustments to the timing of royalty revenue recognition. Describe for us, in detail, how and when each revenue recognition criterion was met for typical royalty transactions under your former policy. Similarly, describe how and when those criteria were met for those same transactions under the new policy.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief